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                              January 27, 2022

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed January 18,
2021
                                                            File No. 333-262177

       Dear Mr. Nguyen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

       Registration Statement on Form S-1 filed on January 14, 2022

       Cover Page

   1. We note your revised disclosures in response to comment 1 and reissue our comment in part. Please revise
your cover page to disclose whether the selling stockholders are selling at a fixed price or at
market prices. Please also include the information required by Item
                                                        508 of Regulation S-K
for the selling shareholder offering.
       Selling Stockholders, page 91

   2. We note your revised disclosure in response to comment 4. Please disclose or clarify your disclosure to describe
the transaction(s) in which your directors received the shares that they propose to sell in
the offering. Please also revise your Selling Stockholders table to
 Dennis Nguyen
Society Pass Incorporated
January 27, 2022
Page 2
         include those executive officers, directors and 5% stockholders who are selling in the resale offering. Please also ensure that the amount being registered for resale matches the number of shares included in the selling stockholder table.
       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameDennis Nguyen                                Sincerely,
Comapany NameSociety Pass Incorporated
                                                               Division of
Corporation Finance
January 27, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName